Mail Stop 4561

November 25, 2008

VIA U.S. MAIL AND FAX (305)446-4448
Mr. Fernando Fussa
Chief Financial Officer
Southern Trust Securities Holding Corp
145 Almeria Ave.
Coral Gables, Florida 33134

Re: Southern Trust Securities Holding Corp
        File No. 000-52618
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Fussa:

        We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Off – Balance Sheet Arrangements, page 15

1.   We note your disclosure that you have no off balance sheet arrangements. This disclosure seems to contradict the disclosure in footnote 13 to your financial statements. Please revise your disclosure in future filings to include the information required under Item 303 of Regulation S-K or explain to us how these two disclosures are not contradictory.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

2.   We note that you have presented Share-based compensation as a separate line item on the face of your income statement. Explain to us how your presentation complies with SAB Topic 14F.

Notes to Consolidated Financial Statements

17. Investment in AR Growth Finance Corp, page F-15

3.   Please tell us whether AR Growth Finance Corp is a VIE in accordance with paragraph 5 of FIN 46(R) and explain to us in detail how you arrived at that conclusion. To the extent AR Growth Finance Corp is a VIE, tell us how you determined that you are not the primary beneficiary. Explain to us how you applied paragraphs 16 and 17 of FIN 46(R) in arriving at your conclusion.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief